May 13, 2025

John (Fei) Han
Chief Financial Officer
DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487

       Re: DeFi Development Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41748
Dear John (Fei) Han:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 9A. Controls and Procedures, page 67

1. You disclose that you did not provide management's assessment of internal control over financial reporting ("ICFR") due to a transition period established by the
       Commission. Instruction 1 to Item 308 of Regulation S-K permits management to exclude its assessment of ICFR only in its first annual report filing and this is your second Form 10-K. Accordingly, please amend your Form 10-K to include
       management   s report on ICFR as of December 31, 2024, which should
comply with
       the requirements of Item 308(a) of Regulation S-K. As it relates to your assessment, we note your disclosure concluding ineffectiveness of disclosure controls and procedures and the existence of a material weakness. The amended filing should also include updated and complete certifications pursuant to Item 601(b)(31), including
       ICFR language, and Item 601(b)(32) of Regulation S-K. For example, we note that your currently filed certifications omit certification 4(b) of Item 601(b)(31). In addition, ensure compliance in your future filings on both Forms 10-K and 10-Q. To the extent needed, please also refer to the Division of Corporation
Finance: Sarbanes-
       Oxley Act of 2002 - Frequently Asked Questions pertaining to Section
302.
 May 13, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance